UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Evergreen Solar, Inc.

File No. 000-31687 - CF# 24838

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     Evergreen Solar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 9, 2010.

     Based on representations by Evergreen Solar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41	through December 31, 2013
Exhibit 10.42	through December 31, 2014
Exhibit 10.43	through December 31, 2015
Exhibit 10.44	through December 31, 2014

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel